September 16, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form F-3

File No. 333-205666

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Madam, Sir:

•	Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Novogen Limited (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-205666), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on September 16, 2015, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

i.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.	the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. David Boillot, of Reitler Kailas & Rosenblatt LLC at 212-209-3058. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Reitler Kailas & Rosenblatt LLC, attention: David Boillot, via facsimile at 212-371-5500 or email at dboillot@reitlerlaw.com.

Best Regards,

Novogen Limited

/s/ Iain Ross

Iain Ross
Acting Chief Executive Officer